WashTec

DEC 22 P 12:25

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

08006314

December 11, 2008

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our AdHoc Release of **December 11th, 2008** concerning the resolution on a voluntary public share buy-back offer (**"Share buy-back offer successfully completed"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
DEC 24 2008
THOMSON REUTERS

WashTec AG | Argonstrasse 7 • D-86153 Augsburg Germany
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Management Board: Thorsten Krüger (Spokesman), Christian Bernert
Chairman of the Supervisory Board: Michael Busch

Banking Details: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Registered Office: Augsburg
HRB 81 Commercial Register Augsburg

Ad Hoc Announcement acc. to Section 15 German Securities Trading Act

Ad Hoc Announcement – Share buy-back offer successfully completed

Under the share buy-back offer of WashTec AG, which expired on 9 December 2008, a total of 4,529,458 shares have been tendered to the company. The share buy-back offer was limited to 800,000 shares of the company (corresponding to approx. 5.26% of the share capital). The offer price amounted to 6.90 Euros per share. Preferential declarations of acceptance were considered in full and the remaining declarations of acceptance were considered on the basis of an allotment ratio of 17.6%.

Augsburg, 11 December 2008

WashTec AG
The Management Board

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the supervisory board
Michael Busch

HRB 81
commercial register Augsburg

END